Exhibit 99.1

BTQ Technologies Announces First Deployment of BIP 360 on Bitcoin Quantum Testnet v0.3.0

The Bitcoin Quantum testnet provides developers, miners, and researchers with a live environment to evaluate how quantum-resistant Bitcoin transactions function

•	First working implementation of BIP 360: Bitcoin Quantum testnet v0.3.0 delivers the first functional implementation of Bitcoin Improvement Proposal ("BIP") 360 (Pay-to-Merkle-Root), the quantum-resistant output type merged into Bitcoin's official BIP repository earlier this year, while Bitcoin Core has made no progress toward implementation.

•	Taproot's quantum vulnerability addressed: BIP 360's P2MR output type preserves the scripting capabilities that power Lightning, BitVM, and Ark while eliminating the key-path spend that exposes public keys to quantum attack via Shor's algorithm.

•	End-to-end CLI wallet tooling now live: Complete wallet RPC support enables users to create, fund, sign, and spend P2MR transactions on testnet today, moving BIP 360 from proposal to usable, testable infrastructure.

•	Growing urgency and real-world validation: Bitcoin Quantum now serves as a live environment for testing post-quantum Bitcoin infrastructure, with 50+ miners, more than 100,000 blocks mined, and an active open-source contributor community, as regulatory and security urgency around post-quantum readiness continues to accelerate.

•	Capturing value across the quantum transition: BTQ expects to operate a Bitcoin Quantum mining pool with a 3% fee on all block rewards and projects accumulation of approximately 100,000 BTQ tokens in the first 12 months of network operation, while building future monetization pathways across security-as-a-service, premium settlement infrastructure, and quantum certification as tokenized assets are projected to exceed $16 trillion by 2030.

VANCOUVER, BC, March 19, 2026 /CNW/ - BTQ Technologies Corp. ("BTQ" or the "Company") (Nasdaq: BTQ) (CBOE CA: BTQ) (FSE: NG3), a global quantum technology company focused on securing mission-critical networks, today announced that Bitcoin Quantum testnet v0.3.0 includes the first working implementation of Bitcoin Improvement Proposal ("BIP") 360, the quantum-resistant Pay-to-Merkle-Root ("P2MR") output type that was merged into Bitcoin's official Bitcoin Improvement Proposal repository earlier this year.

While BIP 360 remains a draft proposal within the broader Bitcoin ecosystem, BTQ has already built, tested, and activated the upgrade on the Bitcoin Quantum testnet, providing developers, miners, and researchers with a live environment to evaluate how quantum-resistant Bitcoin transactions function in practice. With this release, BTQ has moved BIP 360 from concept into usable, testable infrastructure.

"BIP 360 represents the Bitcoin community's most significant step toward quantum resistance and we've turned it from a proposal into running code," said Olivier Roussy Newton, CEO and Chairman of BTQ Technologies. "Bitcoin Quantum exists to prove that quantum-safe solutions work in practice, not just on paper. By shipping a full BIP 360 implementation on testnet, we're giving the entire industry a live environment to validate these critical protections before the quantum threat arrives."

Why BIP 360 Matters

BIP 360 addresses one of the most important long-term security questions facing Bitcoin.

Taproot, activated on Bitcoin in 2021, is foundational to Bitcoin's scaling and programmability roadmap. It underpins advanced functionality used by innovations such as Lightning, BitVM, and Ark, and is widely regarded as critical infrastructure for Bitcoin's future evolution. However, Taproot's design includes a key-path spend mechanism that can expose public keys on-chain. In a future with sufficiently powerful quantum computers, exposed public keys could become vulnerable to attack via Shor's algorithm.

BIP 360 addresses that risk by introducing Pay-to-Merkle-Root, a new output type that commits directly to the script tree's Merkle root without relying on an internal key or tweak. This preserves Taproot's scripting capabilities while eliminating the key-path spend that creates quantum vulnerability.

In practical terms, BIP 360 offers a path to preserving the functionality that powers Bitcoin's next generation of applications while reducing one of its most important long-term cryptographic risks.

From Proposal to Working Infrastructure

Although BIP 360 has now entered Bitcoin's formal proposal process, implementation across the broader ecosystem has not yet advanced. BTQ has gone ahead and implemented the upgrade in Bitcoin Quantum testnet v0.3.0, making it available today as a functioning environment for real-world experimentation and validation.

Bitcoin Quantum's BIP 360 implementation includes:

•	Full P2MR consensus: SegWit version 2 outputs with bc1z address encoding (bech32m), Merkle root commitment verification, and control block validation
•	All five Dilithium post-quantum signature opcodes enabled in P2MR tapscript context, providing real quantum-resistant signature verification inside the script tree
•	End-to-end CLI wallet tooling: Complete wallet RPC support enables users to create, fund, sign, and spend P2MR transactions on testnet today.
•	Live, testable infrastructure: The release includes functional validation across address creation, funding, transaction construction, signing, mempool acceptance, broadcast, and confirmation.
•	Network activation: BIP 360 functionality has been activated across Bitcoin Quantum's testing environments.

This release moves BIP 360 beyond a technical proposal and into a practical environment where the broader ecosystem can observe how a quantum-resistant Bitcoin transaction model operates.

Additional Testnet v0.3.0 Enhancements

Beyond BIP 360, Bitcoin Quantum testnet v0.3.0 includes several improvements designed to support continued testing and development of post-quantum Bitcoin infrastructure.

These include:

•	Optimized block cadence with one-minute target block spacing to support faster iteration and testing,
•	Refined emission schedule with a 5 BTQ block subsidy and 2,100,000-block halving interval to maintain Bitcoin-like monetary behavior,
•	Dilithium signature hardening through improved sigop counting and tapscript security fixes, and
•	SegWit discount restored, which is especially important for post-quantum signature schemes, because these signatures are substantially larger than traditional Bitcoin signatures.

Together, these enhancements are intended to make Bitcoin Quantum a more practical and scalable environment for testing quantum-resistant blockchain infrastructure.

Full release notes: https://github.com/btq-ag/btq-core/releases/tag/v0.3.0-testnet

Demonstrating Real Progress on Testnet

Bitcoin Quantum continues to show measurable progress as a live testing ground for quantum-safe Bitcoin infrastructure. To date:

•	More than 50 miners have joined the network, demonstrating operators' willingness to run post-quantum Bitcoin infrastructure today.
•	More than 100,000 blocks have been mined, and
•	The project has now advanced into its fourth testnet iteration, with each release incorporating lessons learned from prior versions.

The network has also attracted an active open-source contributor community of more than 100 cryptographers, developers, and miners working to validate and improve the protocol.

This traction reinforces BTQ's broader strategy of building practical infrastructure that allows quantum-safe blockchain systems to be tested before migration becomes mandatory.

Regulatory Urgency Is Increasing

The release of testnet v0.3.0 comes as governments and critical infrastructure stakeholders accelerate planning around post-quantum migration.

U.S. federal agencies face an April 2026 deadline to submit post-quantum cryptography transition plans under NSM-10. In Europe, the European Union has set a target for critical infrastructure quantum-resistance by 2030. In Canada, new federal procurement requirements aligned with post-quantum cryptography take effect in April 2026.

These developments reflect a broader shift: post-quantum cryptography is no longer a distant research topic. It is increasingly becoming an operational and policy priority across public-sector and mission-critical systems.

Bitcoin Core Progress Remains Limited

Despite BIP 360's inclusion in Bitcoin's official proposal repository, broader implementation across the Bitcoin ecosystem remains limited. A May 2025 analysis from Chaincode Labs noted that Bitcoin post-quantum initiatives remained at an early and exploratory stage. More broadly, Bitcoin's conservative governance culture has historically made major protocol upgrades slow to move from concept to adoption. SegWit took approximately 8.5 years from conception to adoption, while Taproot took approximately 7.5 years.

Against that backdrop, Bitcoin Quantum is intended to help close the gap between proposal and practice by providing a fully functional implementation that developers, researchers, and operators can evaluate, test, and iterate on today, without waiting for broader ecosystem consensus.

A Live Environment for the Industry

Bitcoin's governance and development model is intentionally conservative, which can make security upgrades slow to move from proposal to adoption. BTQ's view is that the industry cannot afford to wait until a crisis point to begin understanding how quantum-safe Bitcoin infrastructure might work in practice.

Bitcoin Quantum helps address that gap by providing a fully functioning environment where developers, researchers, and infrastructure operators can test and evaluate quantum-resistant transaction models now.

Looking Ahead

"The industry can't afford to treat quantum resistance as a theoretical exercise," concluded Roussy Newton. "BIP 360 was a landmark proposal and we've turned it into a landmark implementation. Every developer, researcher, and institution that wants to understand how quantum-safe Bitcoin actually works now has a live network to test against."

Capturing Value Across the Quantum Transition

BTQ believes the transition to quantum-safe infrastructure will create opportunities across both blockchain networks and enterprise security environments. In addition to advancing the technical development of Bitcoin Quantum, the Company is building infrastructure intended to support multiple potential commercialization pathways as post-quantum adoption accelerates.

BTQ expects to operate a Bitcoin Quantum mining pool, which is designed to generate mining-related revenues while enabling the Company to accumulate and hold Bitcoin Quantum tokens as a strategic treasury asset. BTQ believes this early positioning may allow it to participate directly in the growth of a quantum-safe proof-of-work network as adoption develops.

Through its mining pool model, which is expected to apply a 3% fee on block rewards, the Company projects accumulation of approximately 100,000 BTQ tokens during the first twelve months of network operation, excluding any tokens mined directly by the Company. These holdings are expected to be retained on the Company's balance sheet, with potential uses to be evaluated as the network matures.

Beyond network participation, BTQ sees longer-term opportunities to monetize the infrastructure required for post-quantum migration. As quantum-resistant transactions and cryptographic standards become increasingly important for high-value digital assets and mission-critical systems, BTQ believes its platform could support future offerings spanning security-as-a-service models, premium settlement infrastructure, and quantum certification services.

BTQ's strategy is designed to capture value across both enterprise and permissionless markets. On the enterprise side, the Company's broader Quantum Secure Systems and Networks (QSSN) platform is intended to support managed offerings with the compliance, integration, and service requirements expected by regulated institutions. In parallel, decentralized products such as Bitcoin Quantum provide open infrastructure for developers, miners, and network participants building in public blockchain environments.

This dual approach positions BTQ to pursue commercialization opportunities tied both to institutional adoption of quantum-safe systems and to the organic growth of open blockchain networks.

About Bitcoin Quantum
Bitcoin Quantum is a post-quantum Bitcoin fork designed for the quantum era. It maintains Bitcoin's economic model and network architecture while implementing quantum-resistant cryptographic primitives, including NIST-standardized ML-DSA (Dilithium) signatures and BIP 360 P2MR outputs. Built on Bitcoin Core's proven codebase, Bitcoin Quantum features enhanced transaction capacity for post-quantum signatures and provides a production-grade environment for testing quantum-resistant Bitcoin improvements. For more information, visit https://www.bitcoinquantum.com/.

About BTQ
BTQ Technologies Corp. (Nasdaq: BTQ | Cboe CA: BTQ | FSE: NG3 ) is a vertically integrated quantum company accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio, BTQ pioneered the industry's first commercially significant quantum advantage and now delivers a full-stack, neutral-atom quantum computing platform with end-to-end hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

ON BEHALF OF THE BOARD OF DIRECTORS
Olivier Roussy Newton
CEO, Chairman

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

View original content to download multimedia:https://www.prnewswire.com/news-releases/btq-technologies-announces-first-deployment-of-bip-360-on-bitcoin-quantum-testnet-v0-3-0 - 302718592.html

SOURCE BTQ Technologies Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/March2026/19/c7702.html

%CIK: 0001821866

For further information: For further information: E: desk@btq.com; Bill Mitoulas, Investor Relations, T: +1.416.479.9547, E: bill@btq.com; Media Contact: BTQ@kcsa.com

CO: BTQ Technologies Corp.

CNW 07:30e 19-MAR-26